FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or the “Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
RESULTS OF ANNUAL GENERAL MEETING
Shareholders are advised that all the ordinary resolutions
and the special resolution, were duly passed by the
requisite majority of votes, at the Company’s Annual
General Meeting held on Wednesday, 12 November 2008 at
10h00.
The special resolution for the Acquisition of Company’s own
shares, will be lodged with the Registrar of Companies in
due course.
12 November 2008
Sponsor: JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 12 November
GOLD FIELDS LIMITED
By:
Name:      Mr W J Jacobsz
Title:        Senior Vice President: Investor
                  Relations and Corporate Affairs